Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

Company’s Securities to be Delisted from Nasdaq

London, England, February 4, 2015 – Collabrium Japan Acquisition Corporation (NASDAQ: JACQ; JACQW; JACQU) (“Collabrium” or the “Company”) today announced that, on February 2, 2015, it received a notice from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel has determined to delist the Company’s securities from The Nasdaq Stock Market (“Nasdaq”), effective at the open of business on February 4, 2015. After such time, the Company expects that its ordinary shares, warrants and units will continue to trade over-the-counter.

As previously disclosed, on August 28, 2014, the Nasdaq staff notified the Company that it had determined to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires that the Company have at least 300 public holders for continued listing on Nasdaq Capital Market. The Company requested that the Panel review the Nasdaq staff’s determination and a hearing was held before the Panel on October 16, 2014. The Panel initially determined on November 12, 2014 to continue the listing of the Company’s securities on Nasdaq. However, the Panel’s initial decision was subject to certain conditions, including that, on or before February 24, 2015, the Company complete an initial business combination. In making its subsequent determination on February 2, 2015 to delist the Company’s securities from Nasdaq, the Panel concluded that it was improbable that the Company would be able to complete a business combination within the allotted time.

The Company does not intend to appeal the Panel’s decision. Trading in the Company’s securities on Nasdaq will be suspended as of the open of business on February 4, 2015. Nasdaq will complete the delisting by filing a Form 25-NSE with the Securities and Exchange Commission after all applicable appeal periods have lapsed.

About Collabrium

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business are not limited to any particular industry or geographic region.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in this release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to the Company are intended to identify these forward-looking statements. All statements by the Company regarding the possible or assumed future results of its business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required pursuant to applicable securities laws, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Company Contact:

Koji Fusa

Collabrium Japan Acquisition Corporation

44-20-7408-4710